Via Facsimile and U.S. Mail
Mail Stop 6010

April 30, 2008

David E.I. Pyott
Chairman of the Board and Chief Executive Officer
Allergan, Inc.
2525 Dupont Drive
Irvine, California 92612

Re: **Allergan, Inc.**
Form 10-K for the Year Ended December 31, 2007
Filed February 28, 2008
File No. 001-10269

Dear Mr. Pyott:

We have reviewed your filing and have the following comment. Where the comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15. Exhibits and Financial Statements Schedules, page 80

1. It appears that you have not filed as exhibits to your filing copies of the following agreements relating to your products or product candidates:

   - Exclusive licensing agreement with Senju Pharmaceutical Co., Ltd. relating to the development and commercialization of Lumigan® in Japan.
   - Exclusive licensing agreement with Kyorin Pharmaceutical Co., Ltd. relating to the development and commercialization of Alphagan® and Alphagan® P in Japan.

- Licensing, development and marketing agreement with Inspire Pharmaceuticals, Inc. relating to the development and commercialization of Prolacria™.
- License from Syntex (U.S.A.) Inc. relating to Acular®.
- License from Kyorin Pharmaceutical Co. Ltd. relating to Zymar®.
- License from Fisons Ltd. relating to Alocril®.
- License from Boehringer Ingelheim AG relating to Elestat®.
- Agreement with Inspire Pharmaceuticals, Inc. for the co-promotion of Elestat® in the United States.
- License from Intendis GmbH relating to Azelex®.
- Agreement with Pierre Fabre Dermatologie for the promotion of Zorac® in certain parts of Europe, the Middle East and Africa.
- Strategic collaboration agreement with Stiefel Laboratories, Inc. relating to the development and marketing of new products involving tazarotene for dermatological use, and to co-promote Tazorac® in the United States.
- Exclusive license agreement with Elizabeth Arden, Inc. relating to the marketing of a new formulation of Prevage®.
- Co-promotion agreement with a subsidiary of Covidien Ltd. to co-promote the Lap Band® System in the United States.
- License with C. R. Bard, Inc. relating to the marketing and distribution of Contigen®.
- Exclusive licensing agreement with Sanwa Kagaku Kenkyusho Co., Ltd. relating to the development and commercialization of Posurdex® in Japan.
- Multi-year alliance with Sirna Therapeutics, Inc. to develop Sirna-027.
- License from Merz GmbH & Co. KGaA relating to memantine.
- Strategic research collaboration and license agreement with ExonHit Therapeutics to identify new molecular targets based on ExonHit's gene profiling DATAS™.

Please file each of these agreements as an exhibit to your filing or, alternatively, please provide us with a supplemental analysis detailing why each of them is not material.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information

David E.I. Pyott
Allergan, Inc.
April 30, 2008
Page 3

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director